Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation
(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

November 10, 2021

FRONTLINE Q&A FOR USE WITH CUSTOMERS

A. Two fundamental principles for the period through to closing:

1. If you are unsure then park the question

If you are unsure on how to reply to a customer question or you do not know the answer with certainty then please respond that ‘you do not personally know the answer as it is too early in the process but you can seek clarity internally and revert’. It is really important that you do not speculate or give your best guess when answering customer questions. It is best to stick with what has been communicated publicly in announcements from Maersk Drilling unless you have been given specific guidance that you can say more.

2. Competition Law: Until closing Maersk Drilling and Noble are competitors

Until the deal closes (expected mid 2022), Noble and Maersk Drilling are completely independent companies with their own management. We must operate completely separately. We remain competitors and we do not coordinate between the two companies on any customer matters during that period. This is a legal requirement.

It can be hard for customers to understand this principle when the transaction has been ‘announced’. You should make this independence and separation between the two companies very clear to customers on any questions. Equally, you must not receive information regarding Noble from customers or join any dialogues with customers involving Noble.

If you feel during the period through to closing that customers are placing pressure on you to coordinate or share information regarding Noble or between Noble and Maersk Drilling, particularly in relation to commercial opportunities, you should report it immediately to [internal legal contact] in Legal for guidance.

If you are unsure then err on the side of caution and seek guidance. It is more important to be on the right side of the law, than it is to be on the right side of customers.

B. Customer’s Contact with Noble

Noble is likely to enter dialogue directly with our customers as they continue to be a competitor. Noble will also likely inform customers of the transaction and what Noble believes the benefit of the transaction will be for that customer once the two companies are combined. You should therefore not be surprised if customers mention that they have been contacted by Noble. If customers raise this with you then you should not engage in this dialogue (ref Competition Law above).

C. Likely topics for questions from customers

1. Operations through to Closing:

There can be many different questions about how operations will be managed through to closing of the transaction (expected mid 2022). The generic points in reply are as follows:

•	General - Through to closing Maersk Drilling and Noble are separate companies. Maersk Drilling will therefore perform drilling operations for customers exactly in the same way as it does today. All current contacts, processes, systems etc. remain the same until closing. Safety and operational performance remain the highest priorities and our focus through to closing and after.

•	Operations that continue after closing – Where you have operations with Maersk Drilling that will continue after closing then these will be performed by the combined company. A lot of work will go into enabling a seamless transition so that you receive the performance you expect. It is too early to say which parts of which systems will be used by the combined company, but of course where there are contractual requirements to deliver certain systems, people etc. the combined company will be aware of these and will plan accordingly in dialogue with you.

2. Commercial Opportunities through to Closing

Customers may have questions into ongoing commercial opportunities. The generic points in reply are as follows:

•	General - Through to closing Maersk Drilling and Noble are separate companies. Maersk Drilling will therefore continue to bid and seek backlog for Maersk Drilling rigs as it does today. As we are competitors until closing customers may receive competing offers from Noble, which customers should treat as they would today: as separate and rival offers.

•	Drilling contracts close to signing – Maersk Drilling will continue to secure backlog for its rigs as normal so there is no reason to delay or change plans for signing. Where you have operations with Maersk Drilling that will continue or begin after closing then these will be performed by the combined company. A lot of work will go into enabling a seamless transition so that you receive the performance you expect.

•	Bids that have been submitted – A written/verbal clarification on submitted bids that confirms that our bid remains valid and unaffected by the announcement should be considered if needed.

3. What will the merged entity be like?

Who will manage the new entity in the leadership team?
Upon the closing of the transaction, Robert W. Eifler, Noble’s President and Chief Executive Officer, will become President and Chief Executive Officer of the combined company, which will be called Noble Corporation. Talent from each organisation will be evaluated for selected positions within the leadership team of the combined company.

Who will manage the new entity operationally?
This will be decided as part of planning the merger in the coming months. The combined entity will operate in global office locations with three main operational hubs – Western Hemisphere Benign (Sugar Land, Texas – headquarters), Eastern Hemisphere Benign (location to be decided), and the North Sea Harsh Environment (Stavanger, Norway) – and satellite operational hubs across the globe.

What parts of Maersk Drilling will survive? We really like Maersk Drilling’s approach to…. [BLANK]
When combining the two companies the focus will be on developing the best practices of both entities to enhance the customer experience. However, it is too early to know in relation to individual items.

Which management and safety systems will the merged entity use?
When combining the two companies the focus will be on developing the best practices of both entities to enhance the customer experience. However, it is too early to know in relation to individual items.

What will happen to Maersk Drilling’s headquarters?
As part of ongoing strategic plans and subject to the completion of the transaction, we plan to significantly reduce our footprint in Copenhagen over time.

Where will the merged entity support its operations from (ref Gdansk set up)?
During integration planning, our company locations will be evaluated to establish a fit-for-purpose, scalable, and efficient real estate footprint. Our leadership teams remain committed to an efficient and scalable shared services organization. As part of the integration, we aim to sustain and/or expand our offshore shared services model (like that of Gdansk) to ensure effective operations support.

How will it work if I have operations with you that are still taking place after closing?
Where you have operations with Maersk Drilling that will continue after closing then these will be performed by the combined company. A lot of work will go into enabling a seamless transition so that you receive the performance you expect. It is too early to say which parts of which systems will be used by the combined company, but of course where there are contractual requirements to deliver certain systems, people etc. the combined company will be aware of these and will plan accordingly in dialogue with you.

D. Help and Guidance

If you need help and guidance answering customer questions then err on the side of caution and take contact to the following people. They have more detailed guidance and help with responses falling outside of the framework above:

Phil Gosney, Head of Global Marketing & Product Management

[contact details]

Forward Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Noble Corporation (“Noble”) and The Drilling Company of 1972 A/S (“Maersk Drilling”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that Noble and Maersk Drilling have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling.  Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.  Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco will file a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. When available, Noble will mail the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of such individuals in the proposed business combination will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.